1(415) 856-7007

davidhearth@paulhastings.com

March 10, 2015	92937.00002

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCW Alternative Funds (formerly, TCW Liquid Alternatives Trust)
File Nos. 333-201676 and 811-23025
Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A

Ladies and Gentlemen:

We are counsel to the TCW Alternative Funds (formerly, TCW Liquid Alternatives Trust) (the “Trust”) and hereby submit for filing the enclosed Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2015 (the “Initial Registration Statement”).

The purposes of the Amendment are to (i) respond to comments provided in the written correspondence dated February 20, 2015 from the staff of the SEC with respect to the Initial Registration Statement; and (ii) reflect various other changes to complete or update the disclosed information. A separate letter has been filed by Edgar correspondence responding to those comments.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: TCW